                                File No. 70-9129

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                -----------------------------------------------

                                   FORM U-1/A

                               AMENDMENT NO. 3 TO
                         JOINT APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                -----------------------------------------------

                         THE COLUMBIA GAS SYSTEM, INC.
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                            COLUMBIA LNG CORPORATION
                     COLUMBIA ATLANTIC TRADING CORPORATION
                      COLUMBIA POWER MARKETING CORPORATION
                      COLUMBIA ENERGY SERVICES CORPORATION
                        COLUMBIA ASSURANCE AGENCY, INC.
                     COLUMBIA ENERGY MARKETING CORPORATION
                        COLUMBIA SERVICE PARTNERS, INC.
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3420

                          TRISTAR VENTURES CORPORATION
                          TRISTAR CAPITAL CORPORATION
                      TRISTAR PEDRICK LIMITED CORPORATION
                      TRISTAR PEDRICK GENERAL CORPORATION
                     TRISTAR BINGHAMTON LIMITED CORPORATION
                     TRISTAR BINGHAMTON GENERAL CORPORATION
                      TRISTAR VINELAND LIMITED CORPORATION
                      TRISTAR VINELAND GENERAL CORPORATION
                      TRISTAR RUMFORD LIMITED CORPORATION
                     TRISTAR GEORGETOWN GENERAL CORPORATION
                     TRISTAR GEORGETOWN LIMITED CORPORATION
                         TRISTAR FUEL CELLS CORPORATION

                              TVC NINE CORPORATION
                              TVC TEN CORPORATION
                              TRISTAR SYSTEM, INC.
                                 205 Van Buren
                               Herndon, VA 22070

                        COLUMBIA NATURAL RESOURCES, INC
                                  ALAMCO, INC.
                            ALAMCO - DELAWARE, INC.
                         HAWG HAULING & DISPOSAL, INC.
                            900 Pennsylvania Avenue
                             Charleston, WV  25302

                     COLUMBIA GAS TRANSMISSION CORPORATION
                            12801 FairLakes Parkway
                            Fairfax, VA  22030-0146

                     COLUMBIA NETWORK SERVICES CORPORATION
                              CNS MICROWAVE, INC.
                                1600 Dublin Road
                            Columbus, OH 43215-1082

                          COLUMBIA PROPANE CORPORATION
                        9200 Arboretum Parkway, Ste 140
                               Richmond, VA 23236

                       COLUMBIA GULF TRANSMISSION COMPANY
                            2603 Augusta, Suite 125
                               Houston, TX  77057

                         COLUMBIA GAS OF KENTUCKY, INC.
                           COLUMBIA GAS OF OHIO, INC.
                         COLUMBIA GAS OF MARYLAND, INC.
                       COLUMBIA GAS OF PENNSYLVANIA, INC.
                        COMMONWEALTH GAS SERVICES, INC.
                             200 Civic Center Drive
                              Columbus, OH 43215
              ----------------------------------------------------
              (Names of company or companies filing this statement
                 and addresses of principal executive offices)

                         THE COLUMBIA GAS SYSTEM, INC.
         -----------------------------------------------------------
               (Name of top registered holding company parent of
                          each applicant or declarant)

                          J. W. Trost, Vice President
                    COLUMBIA GAS SYSTEM SERVICE CORPORATION
                           12355 Sunrise Valley Drive
                                   Suite 300
                             Reston, VA 20191-3458

                -----------------------------------------------
                    (Name and address of agent for service)


         Names and Addresses of Subsidiary Company Agents for Service:

      M. A. CHANDLER, Treasurer                                     S. T. MACQUEEN, Treasurer
      Columbia Natural                                              Columbia LNG Corporation
      Resources, Inc.                                               12355 Sunrise Valley Drive
      Alamco, Inc.                                                  Suite 300
      Alamco-Delaware, Inc.                                         Reston, VA 20191-3420
      Hawg Hauling & Disposal, Inc.
      900 Pennsylvania Avenue
      Charleston, WV  25302                                         J. W. TROST, Vice President
                                                                    Columbia Gas System Service Corporation
      D. P. DETAR, Treasurer                                        12355 Sunrise Valley Drive, Suite 300
      TriStar Ventures Corporation                                  Reston, VA 20191-3420
      TriStar Pedrick Limited Corporation
      TriStar Pedrick General Corporation                           J. W. GROSSMAN, Treasurer
      TriStar Binghamton Limited Corporation                        TriStar Capital Corporation
      TriStar Binghamton General Corporation                        Columbia Atlantic Trading Corporation
      TriStar Vineland Limited Corporation                          12355 Sunrise Valley Drive
      TriStar Vineland General Corporation                          Suite 300
      TriStar Rumford Limited Corporation                           Reston, VA 20191-3420
      TriStar Georgetown Limited Corporation
      TriStar Georgetown General Corporation                        S. M. NORDIN, Treasurer
      TriStar Fuel Cells Corporation                                Columbia Propane Corporation
      TVC Nine Corporation                                          9200 Arboretum Parkway, Ste 140
      TVC Ten Corporation                                           Richmond, VA 23236
      TriStar System, Inc.
      205 Van Buren
      Herndon, VA 22070

      A. J. SONDERMAN, Corporate Secretary
      Columbia Gas of Ohio, Inc.
      Columbia Gas of Kentucky, Inc.
      Commonwealth Gas Services, Inc.
      Columbia Gas of Pennsylvania, Inc.
      Columbia Gas of Maryland, Inc.
      200 Civic Center Drive
      Columbus, OH 43215

      G. A. BARNARD, Assistant Controller
      Columbia Gas Transmission Corporation
      Columbia Gulf Transmission Company
      1700 MacCorkle Avenue, S. E.
      Charleston, WV 25314

      D. FURLANO, Treasurer
      Columbia Network Services Corporation
      CNS Microwave, Inc.
      1600 Dublin Road
      Columbus, OH 43215-1082

      R. S. GUSTAFSON, Controller
      Columbia Assurance Agency, Inc.
      Columbia Energy Services Corporation
      Columbia Energy Marketing Corporation
      Columbia Power Marketing Corporation
      Columbia Service Partners, Inc.
      121 Hill Pointe Drive
      Suite 100
      Canonsburg, PA 15317

      ------------------------------------------------------------------------
               (Names and Addresses of Other Agents for Service)

         The Columbia Gas System, Inc. ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Amendment No. 3 to the Joint Application-Declaration on Form U-1 in File No. 70-9129 to amend and restate the Joint
Application-Declaration in its entirety.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         The Columbia Gas System, Inc. ("Columbia"), a Delaware Corporation, and a holding company registered with the U. S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended ("the Act"), is requesting Commission approval to update and expand its existing short-term financing authority. Specifically, Columbia asks the Commission to increase its short-term financing authority to $2 billion and to extend the related intrasystem financing authority through December 31, 2003.

         By order dated December 23, 1996 in File No. 70-8925 (Holding Co. Act Release No. 26634) (the "Omnibus Financing Order"), Columbia was authorized to engage in a wide range of financing transactions through December 31, 2001, subject to certain conditions and parameters. Among the conditions was the following: "The aggregate amount of external, long-term debt and equity financing issued by Columbia, through December 31, 2001, will not exceed $5 billion of long-term debt and equity financing or more than $1 billion of short-term borrowing outstanding at any one time." Under the terms of the Omnibus Financing Order, Columbia and its nonutility subsidiaries were authorized to enter guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to obligations of their respective subsidiaries as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses through December 31, 2001, subject to an aggregate limit on such credit support of $500 million at any one time. The guarantees were in addition to any other financing authorization requested in that file. Columbia was also authorized to utilize the proceeds of any of the above financing for investments in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), subject to the requirements of Sections 32 and 33 of the Act and Rules 53 and 54 thereunder, which restrict Columbia's aggregate investment in EWGs and FUCOs to an amount equal to 50% of its consolidated retained earnings as defined in Rule 53(a)(1)(ii).

         By order dated November 18, 1997 (Holding Co. Act Release No. 26780), the guarantee authority was increased to $2 billion.

         Columbia wishes to expand and clarify the foregoing authorities and specifically requests authorization to increase the limit on external short-term debt at any one time outstanding through December 31, 2003 to $2 billion. As initially set forth in the Omnibus

Financing Order, the authorization sought herein is subject to the following general conditions: (1) Columbia will maintain its long-term debt rating at an investment grade level as established by a nationally recognized statistical rating organization, as that term is used in rule c-1(c)(2)(vi)(F) of the Securities Exchange Act of 1934; (2) its common equity, as reflected in its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, does not fall below 30% of its consolidated capitalization; (3) the effective cost of money on debt borrowing occurring pursuant to this authorization will not exceed 300 basis points over comparable term U.S. Treasury securities; (4) the maturity of short-term indebtedness will not exceed one year; (5) the underwriting fees, commissions, or other similar remuneration paid in connection with the non-competitive bid issue, sale or distribution of a security in this matter will not exceed 5% of the principal or total amount of the financing; (6) with respect to any Bid Notes, they will bear interest rates comparable to, or lower than, those available through other proposed forms of short-term borrowing with similar terms and have maturities not exceeding 270 days; (7) the proceeds from the sale of securities by Columbia in external financing transactions will be added to Columbia's treasury and used for general and corporate purposes including: (a) the financing, in part, of the capital expenditures of Columbia and its Subsidiaries (collectively, the "System"); (b) in the case of short-term debt, the financing of gas storage inventories, other working capital requirements and capital spending of the System; (c) the acquisition of interests in EWGs and FUCOs; (d) the acquisition, retirement, or redemption of securities of which Columbia is an issuer without the need for prior Commission approval pursuant to rule 42 or a successor rule; and/or (e) the acquisition of the securities of nonutility companies as permitted under any final rule of the Commission permitting such acquisitions.

         Columbia's subsidiaries require short-term debt financing to finance gas storage inventories until sale in the winter months, to meet other short-term working capital requirements and to finance construction spending until long-term financing can be arranged. Further, Columbia has an established goal of increasing its investment in generally non-rate regulated businesses. As Columbia's operations grow, its need for short-term capital will also increase.

        In the rapidly growing energy industry, a higher level of short-term authorization is required to provide the type of flexibility needed to compete effectively. Columbia therefore requests an increase in the limit on short-term debt at any one time outstanding through December 31, 2003 to $2 billion. Such short-term financing could include, without limitation, a revolving credit agreement, the issuance of commercial paper, bid notes issued to individual banks, bank borrowing, or medium-term notes issued under its Indenture dated November 28, 1995, between Columbia and Marine Midland Bank, Trustee, as amended.

         The Maryland, Kentucky, Ohio and Pennsylvania utility commissions do not exercise jurisdiction over the issuance of short-term debt. Commission authorization is therefore requested for the issuance of short-term securities, from time to time, through December 31, 2003, by Columbia Gas of Maryland, Inc., Columbia Gas of Kentucky, Inc., Columbia Gas of Ohio, Inc., and Columbia Gas of Pennsylvania, Inc., and the acquisition of such securities by Columbia.

                           *     *     *     *     *

         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has lead to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid this situation in the future, Columbia hereby designates a period from the date of the order in this matter to the expiration of the authority under this order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

                          *     *      *      *      *

         The conditions of Rule 54 are satisfied: At present, Columbia has no "aggregate investment" within the meaning of Rule 53(a)(1)(i) in exempt wholesale generators or foreign utility companies. None of the disabling conditions under Rule 53(b) exist with respect to Columbia and so Rule 53(c) is inapplicable.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         Not applicable.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of the Application-
 Declaration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $7,500.00
                                                                                        ---------
Total . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . .      $7,500.00
                                                                                        ---------

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.


         The Service Corporation will render certain legal services at cost.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         The proposed transactions are jurisdictional under Sections 6, 7, 9, 10 and 12 of the Act and rules thereunder, and Rule 54.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

         Not applicable.

ITEM 4.  REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         The State Corporation Commission of Virginia has jurisdiction over the acquisition by Columbia and the sale by Commonwealth Gas Services, Inc. of short-term debt securities.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         We will obtain other regulatory approval as required. Copies of relevant filings with and orders obtained from any state commission will be provided to this Commission.

ITEM 5.  PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its Notice by November 14, 1997 and its order on or before December 14, 1997.


         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits

         F   Opinion of Counsel for Columbia and Subsidiaries

         G   Proposed Notice. (previously filed)

         (b) Financial Statements

         The Columbia Gas System, Inc. and Subsidiaries:

         (1) Condensed Statements of Income and Capitalization as of June 30, 1997. Actual and Pro Forma (previously filed)

         (2) Condensed Balance Sheet as of June 30, 1997. Actual and Pro Forma (previously filed)

         (3)   Financial Data Schedules. (previously filed)

         There have been no material changes, not in the ordinary course of business, since the date of the financial statements filed herewith.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.

                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

         The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                         THE COLUMBIA GAS SYSTEM, INC.


DATE:   December 5, 1997             by://s//M. W. O'Donnell
                                     ----------------------------------
                                     M. W. O'Donnell, Senior Vice President
                                     & Chief Financial Officer





                 COLUMBIA NATURAL RESOURCES, INC.
                 ALAMCO, INC.
                 ALAMCO-DELAWARE, INC.
                 HAWG HAULING & DISPOSAL, INC.


DATE:   December 5, 1997             by://s//M. A. Chandler
                                     ----------------------------------
                                     M. A. Chandler, Chief Financial Officer
                                     and Treasurer


                 COLUMBIA GAS OF OHIO, INC.
                 COLUMBIA GAS OF KENTUCKY, INC.
                 COLUMBIA GAS OF MARYLAND, INC.

               COLUMBIA GAS OF PENNSYLVANIA, INC.
               COMMONWEALTH GAS SERVICES, INC.
               COLUMBIA NETWORK SERVICES CORPORATION
               CNS MICROWAVE, INC.
               COLUMBIA GULF TRANSMISSION COMPANY
               COLUMBIA GAS TRANSMISSION CORPORATION
               COLUMBIA PROPANE CORPORATION
               COLUMBIA GAS SYSTEM SERVICE CORPORATION
               COLUMBIA LNG CORPORATION
               COLUMBIA ATLANTIC TRADING CORPORATION
               COLUMBIA ENERGY SERVICES CORPORATION
               COLUMBIA ASSURANCE AGENCY, INC.
               COLUMBIA ENERGY MARKETING CORPORATION
               COLUMBIA POWER MARKETING CORPORATION
               COLUMBIA SERVICE PARTNERS, INC.
               TRISTAR CAPITAL CORPORATION
               TRISTAR VENTURES CORPORATION
               TRISTAR PEDRICK LIMITED CORPORATION
               TRISTAR PEDRICK GENERAL CORPORATION
               TRISTAR BINGHAMTON LIMITED CORPORATION
               TRISTAR BINGHAMTON GENERAL CORPORATION
               TRISTAR VINELAND LIMITED CORPORATION
               TRISTAR VINELAND GENERAL CORPORATION
               TRISTAR RUMFORD LIMITED CORPORATION
               TRISTAR GEORGETOWN GENERAL CORPORATION
               TRISTAR GEORGETOWN LIMITED CORPORATION
               TRISTAR FUEL CELLS CORPORATION
               TVC NINE CORPORATION
               TVC TEN CORPORATION
               TRISTAR SYSTEM, INC.



DATE: December 5, 1997    by://s//J. W. Trost
                          ----------------------------------------------
                          J. W. Trost, Vice President

                                                                      Exhibit F



                                        December 1, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                 Re:      The Columbia Gas System, Inc. File No. 70-9129

Dear Sirs:

                 As counsel for The Columbia Gas System, Inc. ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, Columbia and its subsidiary companies (collectively, the "System") have requested that the Commission increase Columbia's short-term financing authority to $2 billion and extend the System's related intrasystem financing authority through December 31, 2003.

                 In connection with the above, I have examined:

                 (i)      the Application-Declaration, as amended;

                 (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                 Based upon the foregoing and relying thereupon, I am of the opinion that if the financing transactions are consummated in accordance with the Application-Declaration:

                 (a) all state and federal laws applicable to the proposed transactions will have been complied with;

Securities and Exchange Commission
December 1, 1997
Page 2


                 (b) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

                 I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.


                                      Very truly yours,

                                      //s// Emanuel D. Strauss

                                      Columbia Gas System Service Corporation